Exhibit 99.1

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS AT JUNE 30, 2021 (UNAUDITED)

BITFARMS LTD.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(In thousands of U.S. dollars)

	Note	June 30, 2021	December 31, 2020
ASSETS
CURRENT ASSETS:
Cash		$36,216	$5,947
Trade receivables		880	1,103
Other assets	3	3,029	500
Electrical component inventory		322	169
Digital assets	4	45,329	-
Embedded derivative	8	-	1,449
TOTAL CURRENT ASSETS		85,776	9,168
NON-CURRENT ASSETS:
Property, plant and equipment	5	65,693	35,793
Right-of-use assets	9	4,498	5,393
Long-term deposits and equipment prepayments	6	74,491	973
Intangible assets		252	377
Deferred tax asset	10b	514	-
TOTAL NON-CURRENT ASSETS		145,448	42,536
TOTAL ASSETS		$231,224	$51,704
LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Trade payables and accrued liabilities	7	6,362	$2,696
Current portion of long-term debt	8	9,194	17,171
Current portion of lease liabilities	9	3,638	3,626
Taxes payable		2,106	316
Warrant liability		-	4,668
TOTAL CURRENT LIABILITIES		21,300	28,477
NON-CURRENT LIABILITIES:
Long-term debt	8	2,366	174
Lease liabilities	9	6,301	7,397
Asset retirement provision		329	209
TOTAL NON-CURRENT LIABILITIES		8,996	7,780
TOTAL LIABILITIES		30,296	36,257
EQUITY:
Share capital		202,725	32,004
Contributed surplus		31,628	5,588
Accumulated deficit		(33,425)	(22,145)
TOTAL EQUITY		200,928	15,447
TOTAL LIABILITIES & EQUITY		$231,224	$51,704

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

2

BITFARMS LTD.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND COMPREHENSIVE PROFIT OR LOSS

(In thousands of U.S. dollars, except earnings per share data)

		Three months ended June 30,		Six months ended June 30,
	Note	2021	2020	2021	2020

Revenues	4, 15b	$36,687	$7,372	$65,119	$16,584
Cost of sales		13,332	7,506	22,452	15,423
Gross profit (loss)		23,355	(134)	42,667	1,161
General and administrative expenses	14a	10,607	1,371	13,426	4,176
Gain on disposition of digital assets	4	(47)	(23)	(25)	(23)
Loss on revaluation of digital assets	4	14,885	-	14,885	-
Operating income (loss)		(2,090)	(1,482)	14,381	(2,992)
Loss (gain) on disposition of property, plant and equipment		(146)	707	(165)	707
Net financial expenses	14b	1,127	1,545	24,552	2,567
Net loss before income taxes		(3,071)	(3,734)	(10,006)	(6,266)
Income tax expense (recovery)	10b	604	(4)	1,274	(112)
Net loss		$(3,675)	$(3,730)	$(11,280)	$(6,154)
Other comprehensive loss

Revaluation loss on digital assets (net of tax)	4	(5,128)	-	-	-

Total comprehensive loss		$(8,803)	$(3,730)	$(11,280)	$(6,154)
Net loss per share (in U.S. dollars):	14c

Basic and diluted net loss per share		$(0.02)	$(0.04)	$(0.08)	$(0.07)
Basic and diluted weighted average number of shares		151,954,612	84,655,795	138,033,267	84,353,779

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

3

BITFARMS LTD.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In thousands of U.S. dollars, except for quantity of shares)

	Quantity of	Share	Contributed	Accumulated	Total
	shares	capital	surplus	deficit	equity

Balance as of January 1, 2021	88,939,359	$32,004	$5,588	$(22,145)	$15,447
Net loss	-	-	-	(11,280)	(11,280)
Share-based payment (Note 13)	-	-	6,762	-	6,762
Issuance of common shares and warrants (Note 11)	40,188,892	84,898	26,781	-	111,679
Conversion of long-term debt (Note 8)	8,474,577	5,110	(110)	-	5,000
Exercise of warrants and stock options (Note 11)	24,480,524	80,713	(7,393)	-	73,320
Balance as of June 30, 2021	162,083,352	$202,725	$31,628	$(33,425)	$200,928

Balance as of January 1, 2020	83,620,630	$30,475	3,469	$(5,856)	$28,088
Net loss	-	-	-	(6,154)	(6,154)
Share-based payment	600,000	192	1,072	-	1,264
Exercise of warrants	500,000	200	-	-	200
Balance as of June 30, 2020	84,720,630	$30,867	$4,541	$(12,010)	$23,398

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

4

BITFARMS LTD.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of U.S. dollars)

		Six months ended June 30,
	Note	2021	2020
Cash flows from operating activities:
Net loss		$(11,280)	$(6,154)
Adjustments for:
Depreciation and amortization		7,928	5,730
Net financial expenses	14b	24,552	2,567
Digital assets mined	4	(62,542)	(15,744)
Digital assets liquidated	4	2,353	15,767
Gain on disposition of digital assets	4	(25)	(23)
Loss on revaluation of digital assets	4	14,885	-
Share-based payment	13	6,762	1,264
Interest and financial expenses paid		(1,547)	(2,096)
Deferred taxes, net	10b	(514)	-
Loss (gain) on disposal of property, plant and equipment		(165)	708
		(8,313)	8,173
Changes in non-cash working capital components	16	2,297	429
Net cash related to operating activities		(17,296)	2,448

Cash flows from investing activities:
Purchase of property, plant and equipment and intangible assets		(28,806)	(3,216)
Proceeds from sale of property, plant and equipment		44	602
Equipment prepayments	6	(73,373)	-
Net cash related to investing activities		(102,135)	(2,614)

Cash flows from financing activities:
Issuance of common shares and warrants		114,488	-
Exercise of warrants and stock options		43,545	200
Repayment of lease liabilities		(2,427)	(351)
Repayment of long-term debt		(15,191)	(453)
Proceeds from long-term debt		9,277	-
Net cash related to financing activities		149,692	(604)
Exchange rate differences on currency translation		8	(28)
Net change in cash and cash equivalents		30,269	(798)
Cash at the beginning of the period		5,947	2,159
Cash at the end of the period		$36,216	$1,361

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

5

BITFARMS LTD.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars, except for data relating to quantity of PPE, shares, warrants and digital assets)

NOTE 1: REPORTING ENTITY, BASIS OF PRESENTATION AND LIQUIDITY

a.	Bitfarms was incorporated under the Canada Business Corporation Act on October 11, 2018. The interim condensed financial statements of the corporation as at June 30, 2021 and 2020 comprise the accounts of Bitfarms Ltd. and its wholly owned subsidiaries (together referred to as the “Company” or “Bitfarms”). The activities of the Company are divided into two reportable segments: the cryptocurrency mining segment (referred to as “Backbone”) and the electrical services segment (referred to as “Volta”), as described in Note 15 “Reportable segments”.

Bitfarms is primarily engaged in the cryptocurrency mining industry, a highly volatile market with significant inherent risk. A significant decline in the market prices of cryptocurrencies, an increase in the difficulty of cryptocurrency mining, changes in the regulatory environment and adverse changes in other inherent risks can significantly and negatively impact the Company’s operations. In addition, adverse changes to the factors mentioned above may impact the recoverability of the Company’s digital assets and property, plant and equipment resulting in impairment charges being recorded.

The common shares of the Company are listed under the trading symbol BITF on Nasdaq and on the TSX Venture Exchange.

b.	These interim condensed consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board applicable to the preparation of interim financial statements, including IAS 34.

These interim condensed consolidated financial statements do not include all of the information required for full annual financial statements and should be read in conjunction with the audited annual consolidated financial statements of the Company and the notes thereto for the year ended on December 31, 2020. These interim condensed consolidated financial statements were approved by the Board of Directors on August 16, 2021.

c.	In March 2020, the World Health Organization declared COVID-19 a pandemic. The potential impacts that COVID-19 may have on the Backbone operating segment include increases in cryptocurrency price volatility and delays in receiving future orders of mining hardware and construction materials required to achieve the Company’s growth objectives. The Backbone operating segment has been, and is expected to, continue to be operating throughout the pandemic. Volta’s services are considered to be essential by government authorities and have been, and are expected to continue, operating throughout the pandemic. No significant impact of COVID-19 has been observed on Backbone or Volta’s existing operations for the six months ended June 30, 2021; however; the Company has observed longer than usual lead times in procuring construction materials required for the Company’s infrastructure buildout.

It is not possible to reliably estimate the length and severity of these developments as well as their impact on the financial results and condition of the Company and its operating subsidiaries in future periods.

6

BITFARMS LTD.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars, except for data relating to quantity of PPE, shares, warrants and digital assets)

NOTE 1: REPORTING ENTITY, BASIS OF PRESENTATION AND LIQUIDITY (Cont.)

d.	In these financial statements, the following terms shall have the following definitions:

1.	Backbone	Backbone Hosting Solutions Inc.
2.	Volta	9159-9290 Quebec Inc.
3.	BTC	Bitcoin
4.	BVVE	Blockchain Verification and Validation Equipment
5.	CAD	Canadian Dollars

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES

The interim condensed consolidated financial statements have been prepared following the same accounting policies used in the audited annual consolidated financial statements for the year ended December 31, 2020.

The accounting policies have been applied consistently by the Company’s entities and to all periods presented in these interim condensed consolidated financial statements, unless otherwise indicated.

NOTE 3: OTHER ASSETS

	June 30,	December 31,
	2021	2020
Sales taxes receivable	$1,800	$297
Prepaid expenses	1,229	203
	$3,029	$500

7

BITFARMS LTD.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars, except for data relating to quantity of PPE, shares, warrants and digital assets)

NOTE 4: DIGITAL ASSETS

Bitcoin transactions and the corresponding values for the three and six months ended June 30, 2021 and 2020 were as follows:

	Three months ended June 30,
	2021		2020
	Quantity	Value	Quantity	Value
Balance as of April 1,	548	$32,428	15	$96
Bitcoin mined*	759	35,352	815	6,763
Bitcoin exchanged for cash and services	(14)	(636)	(731)	(6,096)
Bitcoin exchanged for long-term debt repayment	-	-	(99)	(786)
Gain on disposition of Bitcoin	-	47	-	23
Revaluation of digital assets**	-	(21,862)	-	-
Balance as of June 30,	1,293	$45,329	-	$-

	Six months ended June 30,
	2021		2020
	Quantity	Value	Quantity	Value
Balance as of January 1,	-	$-	-	$-
Bitcoin mined*	1,357	62,542	1,902	15,744
Bitcoin exchanged for cash and services	(17)	(807)	(1,644)	(13,537)
Bitcoin exchanged for long-term debt repayment	(47)	(1,546)	(258)	(2,070)
Gain on disposition of Bitcoin	-	25	-	23
Prior period accounting policy change	-	-	-	(160)
Revaluation of digital assets	-	(14,885)	-	-
Balance as of June 30,	1,293	$45,329	$-	$-

*	Management estimates the fair value of Bitcoin mined on a daily basis as the quantity of cryptocurrency received multiplied by the price quoted on www.coinmarketcap.com (“Coinmarketcap”) on the day it was received. Management considers the prices quoted on Coinmarketcap to be a level 2 input under IFRS 13 Fair Value Measurement

**	The loss on revaluation of digital assets for the three months ended June 30, 2021, is presented in other comprehensive income, net of $1,849 of deferred income tax as described in Note 10b, to the extent that it reverses previously recorded gains on revaluation of digital assets that were recorded in other comprehensive income, totaling $5,128, net of deferred income tax.

8

BITFARMS LTD.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars, except for data relating to quantity of PPE, shares, warrants and digital assets)

NOTE 5: PROPERTY, PLANT AND EQUIPMENT

a.	As at June 30, 2021, and December 31, 2020, property, plant and equipment consisted of:

	BVVE and
	electrical	Mineral	Land and	Leasehold
	components	assets	buildings	improvements	Vehicles	Total
Cost:
Balance as of January 1, 2021	$52,676	$9,000	$3,263	$2,707	$448	$68,094
Additions during the period	36,588	-	125	513	12	37,238
Dispositions during the period	(51)	-	-	(52)	-	(103)
Balance as of June 30, 2021	89,213	9,000	3,388	3,168	460	105,229
Balance as of January 1, 2020	54,127	9,000	2,721	2,415	381	68,644
Additions during the period	9,548	-	542	306	80	10,476
Dispositions during the period	(10,999)	-	-	(14)	(13)	(11,026)
Balance as of December 31, 2020	52,676	9,000	3,263	2,707	448	68,094
Accumulated Depreciation:
Balance as of January 1, 2021	30,042	-	185	1,861	213	32,301
Depreciation	7,092	-	47	128	41	7,308
Dispositions during the period	(34)	-	-	(39)	-	(73)
Balance as of June 30, 2021	37,100	-	232	1,950	254	39,536
Balance as of January 1, 2020	28,976	-	101	1,641	152	30,870
Depreciation	9,762	-	84	234	68	10,148
Dispositions during the period	(8,696)	-	-	(14)	(7)	(8,717)
Balance as of December 31, 2020	30,042	-	185	1,861	213	32,301
Net book value as of
June 30, 2021	$52,113	$9,000	$3,156	$1,218	$206	$65,693
December 31, 2020	$22,634	$9,000	$3,078	$846	$235	$35,793

b.	Further details of the quantity and models of BVVE held by the Company are as follows:

	Bitmain	Other		Canaan	MicroBT
	Antminer	Bitmain	Innosilicon	Avalon	Whatsminer
	S9	Antminers	T3 & T2T	A10	(BTC)
	(BTC)	(BTC) *	(BTC) **	(BTC)	***
Quantity as of January 1, 2021	9,497	1,747	6,446	1,024	8,394
Additions during the period	-	-	-	-	7,961
Dispositions during the period	-	(14)	-	-	-
Quantity as of June 30, 2021	9,497	1,733	6,446	1,024	16,355

*	Includes 1,334 Antminer T15 and 399 Antminer S15

**	Includes 5,082 T3 and 1,364 T2T

***	Includes 4,338 M20S, 1,465 M30S, 245 M31S and 10,307 M31S+

Included in the BVVE and electrical equipment listed above are right-of-use assets consisting of 3,000 Whatsminer M31S+ with a net book value of approximately $6,692 as described in Note 9.

9

BITFARMS LTD.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars, except for data relating to quantity of PPE, shares, warrants and digital assets)

NOTE 6: LONG-TERM DEPOSITS, EQUIPMENT PREPAYMENTS AND COMMITMENTS

	June 30, 2021	December 31, 2020
Security deposits for rent, energy and insurance	$1,118	$942
Equipment prepayments	73,373	31
	$74,491	$973

The Company placed deposits on BVVE in the amount of $73,373. These deposits are mainly for orders placed on 7,300 Antminer and 48,000 Whatsminer miners with expected delivery in late 2021 and 2022, respectively, as well as 1,500 Whatsminer miners delivered in July 2021. The Company is exposed to counterparty risk through its significant deposits it places with suppliers of mining hardware to secure orders and delivery dates. The risk of a supplier failing to meet its contractual obligations may result in late deliveries or long-term deposits and equipment prepayments that are not realized. The Company attempts to mitigate this risk by procuring mining hardware from established suppliers with whom it maintains strong relationships. The Company’s orders for mining hardware are with two of the largest mining hardware manufacturers in the world, and with whom the Company has maintained relations for several years. The table below outlines the Company’s remaining payment obligation in connections with the purchase agreements described above:

June 30,
2021
Three months ended September 30, 2021	24,500
Three months ended December 31, 2021	30,500
Three months ended March 31, 2022	41,400
Three months ended June 30, 2022	41,400
Three months ended September 30, 2022	26,400
Three months ended December 31, 2022	12,600
$176,800

The Company will require additional sources of financing to meet the payment obligations included in the table above. If the Company were unable to obtain such financing, or the Bitcoin price and network difficulty were adversely impacted, then the Company may have difficulty meeting its payment obligations. If the Company were unable to meet its payment obligations, the counterparty to the contracts may result in the loss of any equipment prepayments and deposits paid by the Company under the purchase agreement, remedial legal measures against the Company which may include seeking damages and forced continuance of the contractual arrangement. Under these circumstances, the Company’s growth plans and ongoing operations could be adversely impacted.

In addition to the commitments described above, in May 2021 the Company entered into three loan agreements, “Loans #2, #3 and #4”, to acquire a total of 1,000 Whatsminer miners as described in Note 8b. The loan terms are 18 months, beginning in September through October 2021 with total monthly repayments averaging $311.

10

BITFARMS LTD.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars, except for data relating to quantity of PPE, shares, warrants and digital assets)

NOTE 7: TRADE PAYABLES AND ACCRUED LIABILITIES

	June 30,	December 31,
	2021	2020
Trade accounts payable and accrued liabilities	$4,174	$2,059
Government remittances	2,188	637
	$6,362	$2,696

NOTE 8: LONG-TERM DEBT

	June 30,	December 31,
	2021	2020
Dominion Capital loan	$-	$17,092
Equipment financing	11,406	-
Volta note payable and vendor financing	154	253
Total long-term debt	11,560	17,345
Less current portion of long-term debt	(9,194)	(17,171)
Non-current portion of long-term debt	$2,366	$174

a)	Dominion Capital loan

On March 15, 2019, the Group entered into a secured debt financing facility for up to $20,000 with Dominion Capital LLC (the Lender). The debt facility was structured into four separate loan tranches of $5,000 per tranche. Each loan tranche bore interest at 10% per annum and the term of each loan tranche was 24 months with a balloon payment for any remaining outstanding balance at the end of the term. A monthly payment equivalent to 10% of the value of cryptocurrencies mined by Backbone during the month was required in repayment of the total loan tranches drawn. The loan contained a "make-whole" clause which stipulated that the 10% interest rate was calculated on the initial principal balance of the loan tranche and did not decrease as the principal balance was repaid.

The 10% interest rate was calculated over the 24-month term of each loan tranche regardless of whether the loan tranche was repaid prior to its maturity. Any unpaid interest at the time of the loan tranche's early repayment was included in the balloon payment. The loan features resulted in a loan liability measured at amortized cost, a warrant component recorded as equity, a warrant component recorded as a liability measured at fair value through profit or loss, and an embedded derivative measured at fair value through profit or loss described below.

In September 2020, the Company entered into an agreement with Dominion Capital to amend the maturity date of tranche #2 from April 2021 to November 2021. The 10% make-whole clause described below remained in effect for the 6 month extension of the second loan tranche. In addition, a conversion feature was added to tranche #3, maturing in June 2021, providing Dominion Capital with the option to convert all or a portion of the loan tranche into shares at a price of $0.59 USD per share. The conversion feature was exercisable by Dominion Capital at any time until the loan’s maturity date in June 2021. In January 2021, Dominion Capital exercised their option to convert $5,000 of debt into 8,474,577 Common Shares. In February 2021, the Company repaid the remaining debt obligation in its entirety.

11

BITFARMS LTD.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars, except for data relating to quantity of PPE, shares, warrants and digital assets)

NOTE 8: LONG-TERM DEBT (Cont.)

Loan liability

The loan liability was initially measured as the residual amount of the proceeds received, net of transaction costs and the fair value of the warrant issuance. The loan was then measured at amortized cost using the effective interest method. Management used significant judgement and estimates when determining the effective interest rate. Payment amounts were determined as 10% of the cryptocurrency mined by Backbone. In order to calculate the effective interest rate, management estimated Backbone's future cryptocurrency mining revenues in order to estimate the timing and amount of future loan repayments. Upon inception of each loan tranche, the effective interest rates were determined to be 26.93%, 30.16%, 37.10 % and 38.02% for the first, second, third and fourth tranches, respectively. Included in financial expenses for the three and six months ended June 30, 2021 are $472 (three and six months ended June 30 2020 $1,258 and $2,487, respectively) of interest expense related to the loan.

Warrant issuance

Bitfarms Ltd. also issued 1,666,667 Lender warrants, which vested upon issuance, to acquire 1,666,667 shares of Bitfarms Ltd. for each loan tranche drawn with an exercise price of $0.40 USD per share and an expiration date of five years. As a result, an aggregate of 6,666,668 Lender warrants to acquire 6,666,668 shares have been issued, of which 1,250,000 were exercised as of December 31, 2020. The remaining 5,416,668 warrants were exercised in January and February 2021 resulting in the issuance of 5,251,223 common shares for proceeds of approximately $1,500, see Note 11. The warrant exercises described above include the cashless exercise of 1,666,667 warrants resulting in the issuance of 1,501,222 common shares. In addition to the loan modifications described above, a cashless exercise feature was authorized for the warrants issued in connection with Tranche #2 and Tranche #3, which resulted in these warrants being reclassified from equity to a warrant liability measured at fair value through profit or loss. The Black Scholes model and the inputs described in Note 11 were used in determining the values of the warrants prior to their derecognition which resulted in a non-cash loss on revaluation of warrants for the three and six months ended of $2,466 included in net financial expenses (three and six months ended June 30, 2020 - $nil)

Embedded derivative

The value of the "make-whole" clause described above would vary based on management's projections of the timing of the loan repayment, which are based on Backbone's cryptocurrency mining revenues. This interest feature has been accounted for as an embedded derivative that is measured at fair value through profit or loss. The early repayment of the loan resulted in the company recording a loss on embedded derivative for the three and six months ended June 30, 2021, of $2,641 included in net financial expenses (three and six months ended June 30, 2020 gain of $58 and $120, respectively). See Note 14b.

12

BITFARMS LTD.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars, except for data relating to quantity of PPE, shares, warrants and digital assets)

NOTE 8: LONG-TERM DEBT (Cont.)

b)	Equipment financing

In April 2021, the Company entered into a loan agreement for the acquisition of 1,465 Whatsminer miners, “Loan #1”. The loan term is 18 months, beginning in April 2021, at an effective interest rate of 18.6% with total monthly repayments averaging $583. As of June 30, 2021, Loan #1 had a balance outstanding of $7,661 and is secured by the 1,465 Whatsminer miners described above with a net book value of $9,468. In May 2021, the Company entered into three additional loan agreements with the same lender to acquire a total of 1,000 Whatsminer miners with expected delivery from September through October 2021, “Loans #2, #3 and #4”. The loan terms are 18 months, beginning in September through October 2021, at an effective interest rate of 18.6% with total monthly repayments averaging $311. Loans #2, #3 and #4 are secured by the 1,000 Whatsminer miners described above.

In May 2021, the Company modified the terms of three lease agreements for 4,000 Whatsminer miners to convert them to three loan agreements. The key terms, such as interest rates loan term and payment schedule remain unchanged. The loan terms are for 14 to 16 months, beginning in June 2021 at effective interest rates ranging from 18% to 22% with monthly repayments totaling approximately $291. As of June 30, 2021, the loan balances outstanding of the three loan agreements described above were $3,745 and are secured by 4,000 Whatsminer miners with a net book value of $5,043. A total of $3,904 was reclassified from lease liabilities to long-term debt as a result of the modification. The right-of-use assets related to the three leases were classified in property, plant and equipment and as a result no reclassification was made.

NOTE 9: LEASES

Set out below are the carrying amounts of the Company’s right-of-use assets and lease liabilities and their activity during the six month period ended June 30, 2021:

	Leased		Other	Total ROU	Lease
	premises	Vehicles	equipment	assets	liabilities
As at January 1, 2021	$5,129	$180	$84	$5,393	$11,023
Additions and extensions to ROU assets	133	121	-	254	254
Additions to property, plant and equipment	-	-	-	-	7,786
Depreciation	(447)	(44)	(14)	(505)	-
Lease termination	(646)	(3)	-	(649)	(800)
Lease liabilities converted to long-term debt	-	-	-	-	(3,904)
Payments	-	-	-	-	(3,362)
Issuance of warrants	-	-	-	-	(2,160)
Interest	-	-	-	-	935
Foreign exchange	-	5	-	5	167
As at June 30, 2021	$4,169	$259	$70	$4,498	$9,939
Less current portion of lease liabilities					(3,638)
Non-current portion of lease liabilities					$6,301

13

BITFARMS LTD.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars, except for data relating to quantity of PPE, shares, warrants and digital assets)

NOTE 9: LEASES (Cont.)

During the three months ended June 30, 2021, the Company modified the terms of three two-year lease agreements for mining hardware, with a balance of $3,904 at the time of conversion, being reclassified from lease liabilities to long-term debt as described in Note 8b. No changes were made to the payment terms, interest rate or security interest of the former lessor.

The Company maintains one lease agreement for mining hardware, consisting of 3,000 Whatsminer M31S+, with a net book value of approximately $6,692, classified as property, plant and equipment under BVVE and electrical equipment as described in Note 5.

The Company issued 468,013 warrants to the former lessor with an exercise price of $0.40 USD and expiring in May 2023 with a total cost of $2,160, which was recorded as an addition to property, plant and equipment and will be amortized over the useful life of the corresponding assets. The inputs used to value the grant using the Black-Scholes model are as follows:

Grant date	May 11, 2021
Dividend yield (%)	-
Expected share price volatility (%)	139%
Risk-free interest rate (%)	0.05%
Expected life of warrants (years)	1.00
Share price (CAD)	6.04
Exercise price (USD)	0.40 USD
Fair value of warrants (USD)	4.62 USD
Quantity of warrants granted	468,013

*	All warrants issued are for the purchase of one common share in the Company

NOTE 10: INCOME TAXES

a.	Deferred taxes

Deferred taxes are computed at a tax rate of 26.5%, based on tax rates expected to apply at the time of realization. Deferred taxes relate primarily to the timing differences on recognition of expenses relating to the depreciation of fixed assets and loss carryforwards. Backbone currently has federal and provincial loss carryforwards of $14,807,000 CAD and $17,040,000 CAD, respectively which can be carried forward for a period of 20 years, expiring in 2040. Management has concluded that the loss carryforwards meet the recognition criteria to recognize a deferred tax asset under IFRS.

14

BITFARMS LTD.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars, except for data relating to quantity of PPE, shares, warrants and digital assets)

NOTE 10: INCOME TAXES (Cont.)

b.	Taxes included in profit or loss:

	Six months ended June 30,
	2021	2020
Current tax expense (benefit)
Current year	$1,788	$-
Prior year	-	(112)

Deferred tax expense (benefit)
Current year	(514)	-
Prior year	-	-
	$1,274	$(112)

In addition to the taxes included in profit or loss, a deferred tax recovery of $1,849 was calculated on the revaluation loss on digital assets included in other comprehensive income, which offset the deferred tax expense of $1,849 recorded in the three months ended March 31, 2021. The Company’s total deferred tax asset as of June 30, 2021, is $514.

c.	Effective tax rate for the six months ended June 30:

2021
Income tax expense at statutory rate of 26.5%	$(2,652)
Increase (decrease) in taxes resulting from:
Prior year	(707)
Non-deductible expenses and other	8,288
Deferred tax asset previously not recognized	(3,655)
$1,274

15

BITFARMS LTD.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars, except for data relating to quantity of PPE, shares, warrants and digital assets)

NOTE 11: SHARE CAPITAL

	Authorized	Issued and outstanding at
	June 30, 2021	June 30, 2021	December 31, 2020
	Number of shares
Common shares of no par value	Unlimited	162,083,352	88,939,359

Dominion Capital

As described in Note 8, the remaining 5,416,668 warrants were exercised in January and February 2021 resulting in the issuance of 5,251,223 common shares for proceeds of approximately $1,500.

The warrant exercises described above include the cashless exercise of 1,666,667 warrants resulting in the issuance of 1,501,222 common shares. In addition to the loan modifications described in Note 8, a cashless exercise feature was authorized for the warrants issued in connection with Tranche #2 and Tranche #3, which resulted in these warrants being reclassified from equity to a warrant liability measured at fair value through profit or loss. The Black Scholes model and the inputs below were used in determining the values of the warrants relating to Tranche #2 and Tranche #3, prior to their derecognition. The derecognition of warrants containing the authorized cashless exercise feature resulted in a non-cash loss on revaluation of warrants of $2,466 included in net financial expenses for the six months ended June 30, 2021 (six months ended June 30, 2020 - $nil).

	Remeasurement on settlement of warrant liability
Grant date	January 7, 2021	January 25, 2021	February 11, 2021
Dividend yield (%)	-	-	-
Expected share price volatility (%)	131%	138%	136%
Risk-free interest rate (%)	0.25%	0.25%	0.25%
Expected life of stock options (years)	0.92	0.42	0.71
Share price (CAD)	3.00	3.25	4.40
Exercise price (CAD)	0.51	0.39	0.51
Fair value of warrants (USD)	2.00	2.25	3.08
Quantity of warrants exercised	250,000	1,666,667	916,667

As described in Note 8, in January 2021, Dominion Capital exercised their option to convert $5,000 of debt into 8,474,577 Common Shares.

In January and February 2021, Dominion Capital exercised all of their remaining outstanding warrants resulting in the issuance of 5,251,223 common shares for proceeds of approximately $1,500. The warrant exercises described above include the cashless exercise of 1,666,667 warrants resulting in the issuance of 1,501,222 common shares.

16

BITFARMS LTD.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars, except for data relating to quantity of PPE, shares, warrants and digital assets)

NOTE 11: SHARE CAPITAL (Cont.)

Private placements

In January, February and May 2021, the Company completed four private placements for total gross proceeds of $155,000,000 CAD in exchange for 40,187,121 Common Shares and 36,649,385 warrants to purchase Common Shares:

Closing Date	January 7, 2021	January 14, 2021	February 10, 2021	May 20, 2021
Gross proceeds (CAD)	20,000,000	20,000,000	40,000,000	75,000,000
Common shares issued	8,888,889	5,586,593	11,560,695	14,150,944
Warrants issued*	8,888,889	5,586,593	11,560,695	10,613,208
Warrant strike price	2.75 CAD	3.10 USD	3.01 USD	4.87 USD
Warrant life (years)	3	3.5	3.5	3
Commission paid	8%	8%	8%	8%
Broker warrants issued*	711,111	446,927	924,586	1,132,076
Broker warrant strike price	2.81 CAD	3.53 USD	3.39 USD	5.49 USD
Broker warrant life (years)	3	3.5	3.5	3.0

*	All warrants issued are for the purchase of one common share in the Company

In February 2021, 8,888,889 warrants and 615,111 of the 711,111 broker warrants related to the private placement closed on January 7, 2021 were exercised resulting in the issuance of 9,504,000 common shares for proceeds of approximately $20,611 (26,172,000 CAD).

In March 2021, 5,027,933 warrants related to the private placement closed on January 14, 2021 were exercised resulting in the issuance of 5,027,933 common shares for proceeds of approximately $15,587. In addition, 800,000 of the 924,586 broker warrants issued in connection with the private placement on February 10, 2021 were exercised resulting in the issuance of 800,000 common shares for proceeds of $2,712. In total, 15,331,933 warrants have been exercised resulting in the issuance of 15,331,933 common shares for total proceeds of $38,910.

The warrants issued in connection with the private placement closed on January 7, 2021 had a strike price denominated in Canadian dollars, which is different from the Company’s functional currency of the U.S. dollar. As a result, fluctuations in the Canadian to U.S. dollar exchange rate could result in the Company receiving a variable amount of cash in its functional currency in exchange for the exercise of warrants and issuance of shares.

The possibility of variation in the settlement price in the Company’s functional currency results in the warrants being classified as a liability that is measured at fair value through profit or loss. This accounting treatment does not apply to the broker warrants issued in Canadian dollars as warrants issued in exchange for goods or services are generally accounted for as equity with no remeasurement required.

17

BITFARMS LTD.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars, except for data relating to quantity of PPE, shares, warrants and digital assets)

NOTE 11: SHARE CAPITAL (Cont.)

The Black Scholes model and the inputs below were used in determining the values of the warrants prior to their derecognition which resulted in a non-cash loss on revaluation of warrants of $17,058 included in net financial expenses.

	Initial recognition	Remeasurement on settlement of warrant liability
Grant date	January 7, 2021	February 16, 2021	February 22, 2021	February 26, 2021
Dividend yield (%)	-	-	-	-
Expected share price volatility (%)	132%	137%	141%	141%
Risk-free interest rate (%)	0.25%	0.25%	0.25%	0.25%
Expected life of stock options (years)	0.5	0.38	0.38	0.38
Share price (CAD)	2.50	4.67	6.55	5.45
Exercise price (CAD)	2.75	2.75	2.75	2.75
Fair value of warrants (USD)	0.65	1.88	3.24	2.44
Quantity of warrants exercised	8,888,889	888,889	5,000,000	3,000,000

Employee Stock Options

During the three and six month period ended June 30, 2021, employees and former employees exercised a combined total of 3,897,368 stock options to acquire 3,897,368 common shares resulting in proceeds of approximately $2,995 being paid to the Company.

An additional 1,771 common shares were issued during the six month period ended June 30, 2021.

NOTE 12: TRANSACTIONS AND BALANCES WITH RELATED PARTIES

a. Balances with related parties:

	June 30,	December 31,
	2021	2020
Trade payables:
Directors’ remuneration (included in accrued liabilities)	$31	$31
Lease liabilities:
Companies controlled by directors	$1,571	$1,695

Amounts due to related parties, other than lease liabilities, are unsecured, non-interest bearing and payable on demand.

18

BITFARMS LTD.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars, except for data relating to quantity of PPE, shares, warrants and digital assets)

NOTE 12: TRANSACTIONS AND BALANCES WITH RELATED PARTIES (Cont.)

b.	Transactions with related parties during the three and six month period ended June 30, 2021:

1.	The Company made rent payments totaling approximately $121 and $237 for the three and six month period ended June 30, 2021, respectively, ($109 and $217 for the three and six month periods ended June 30, 2020, respectively) to companies controlled by certain directors. The rent payments were classified as interest included in financial expenses and principal repayment of lease liabilities.

2.	The Company entered into consulting agreements with two of the directors. The consulting fees charged by directors totaled approximately $145 and $269 for the three and six month periods ended June 30, 2021, respectively, ($103 and $200 for the three and six month periods ended June 30, 2020, respectively).

The transactions described above were incurred in the normal course of operations. These transactions were included in consolidated statements of loss and comprehensive loss as follows:

	Three months ended June 30,		Six months ended June 30,
	2021	2020	2021	2020
General and administrative expenses	$145	103	$269	$200
Net financial expenses	33	39	66	73
	$178	$142	$335	$273

In addition to the transactions listed above, the Company adopted an incentive plan to reward certain directors and members of senior management with a total of 50 Bitcoins, payable in December 2021, contingent on continued employment with the Company, or payable upon termination without cause. An amount of $186 was accrued as of June 30, 2021, in connection with this incentive plan.

NOTE 13: SHARE BASED PAYMENT

The expense recognized in the financial statements for employee services received is shown in the following table:

	Three months ended June 30,		Six months ended June 30,
	2021	2020	2021	2020
Equity-settled share-based payment plans	$6,342	$254	$6,762	$1,264

The share-based payment transactions entered into between the Company and its employees and service providers during the six month period ended June 30, 2021 are described below. During the six month period ended June 30, 2021, the Board of Directors approved stock option grants of 7,785,000 options to purchase 7,785,000 common shares in accordance with the stock option plan adopted on June 20, 2019. All options issued to employees become exercisable when they vest and can be exercised for a period of 5 years from the date of the grant.

19

BITFARMS LTD.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars, except for data relating to quantity of PPE, shares, warrants and digital assets)

NOTE 13: SHARE BASED PAYMENT (Cont.)

In addition, the Board of Directors approved the grant of 200,000 Restricted Stock Units (RSUs) to certain members of senior management which vest ratably, on an annual basis, over a three-year period. The value of the RSUs on the grant date was $4.05 per unit.

The inputs used to value the option grants using the Black-Scholes model are as follows:

Grant date	March, 2021	June 2, 2021	June 29, 2021
Dividend yield (%)	-	-	-
Expected share price volatility (%)	135%	139%	139%
Risk-free interest rate (%)	0.25%	0.30%	0.47%
Expected life of stock options (years)	3	3	3
Share price (CAD)	6.39	5.45	5.01
Exercise price (CAD)	6.39	5.45	5.01
Fair value of options (USD)	3.80	3.44	3.16
Vesting period (years)	2	1.5	1.5
Quantity of options granted	65,000	364,050	7,355,950

Details of the outstanding stock options as of June 30, 2021, are as follows:

	June 30, 2021
		Weighted Average
	Number of Options	Exercise Price
Outstanding, January 1	8,100,221	0.72
Granted	7,785,000	5.04
Exercised	(3,897,368)	(0.94)
Expired	(3,678)	(0.99)
Outstanding, June 30, 2021	11,984,175	4.43
Exercisable, June 30, 2021	4,055,600	3.19

The weighted average contractual life of the stock options as at June 30, 2021 was 4.5 years.

20

BITFARMS LTD.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars, except for data relating to quantity of PPE, shares, warrants and digital assets)

NOTE 14: ADDITIONAL DETAILS TO THE STATEMENT OF PROFIT OR LOSS AND COMPREHENSIVE PROFIT OR LOSS

a)	Additional details to the components of general and administrative expenses are as follows:

	Three months ended June 30,		Six months ended June 30,
	2021	2020	2021	2020
Salaries and share based payment	7,496	$681	$8,795	$2,626
Professional services	2,028	405	3,013	827
Advertising and promotion	78	2	80	23
Insurance and other	870	150	1,285	419
Travel, motor vehicle and meals	52	49	108	112
Hosting and telecommunications	83	84	145	169
	$10,607	$1,371	$13,426	$4,176

b)	Additional details to the components of net financial expenses are as follows:

	Three months ended June 30,		Six months ended June 30,
	2021	2020	2021	2020
Loss on revaluation of warrants	$-	$-	$19,524	$-
Loss (gain) on embedded derivative	-	(58)	2,641	(120)
Loss (gain) on currency exchange	216	156	(106)	(145)
Interest on long-term debt	387	1,344	861	2,607
Interest on lease liabilities	510	103	934	225
Warrant issuance costs	-	-	668	-
Other financial expenses	14	-	30	-
	$1,127	$1,545	$24,552	$2,567

c)	Earnings per share:

For the three and six months ended June 30, 2021, potentially dilutive securities have not been included in the calculation of diluted earnings (loss) per share because their effect is antidilutive. The additional potentially dilutive securities that would have been included in the calculation for diluted earnings per share had their effect not been anti-dilutive, for the three and six months ended June 30, 2021, would have been approximately 17,677,251 and 21,347,997, respectively.

21

BITFARMS LTD.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars, except for data relating to quantity of PPE, shares, warrants and digital assets)

NOTE 15: REPORTABLE SEGMENTS

a.	General:

The reporting segments are identified on the basis of information that is reviewed by the chief operating decision maker ("CODM") to make decisions about resources to be allocated and assess its performance.

Accordingly, for management purposes, the Company is organized into operating segments based on the products and services of its business units and has reportable segments as follows:

Backbone	Backbone operates server farms that support the validation and verification of transactions on the blockchain, earning cryptocurrency for providing these services.

Volta	Volta provides electrician services to both commercial and residential customers in Quebec.

The segment results reported to the CODM include items that are allocated directly to the segments and items that can be allocated on a reasonable basis. Items that were not allocated, mainly corporate expenses, are managed on a group basis.

b.	Reportable segments:

	Three months ended June 30, 2021
	Backbone	Volta	Total
Revenues*	$35,479	$1,208	$36,687
Cost of sales	12,301	1,031	13,332
Gross profit	23,178	177	23,355
General and administrative expenses	10,435	172	10,607
Gain on disposition of digital assets	(47)	-	(47)
Gain on disposal of property, plant and equipment	(145)	(1)	(146)
Loss on revaluation of digital assets	14,885	-	14,885
Net financial expenses	1,123	4	1,127
Income (loss) before income taxes	$(3,073)	$2	$(3,071)

*	Included in Backbone revenues for the three months ended June 30, 2021, are hosting revenues of $127 (three months ended June 30, 2020 - $nil).

22

BITFARMS LTD.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars, except for data relating to quantity of PPE, shares, warrants and digital assets)

NOTE 15: REPORTABLE SEGMENTS (Cont)

	Three months ended June 30, 2020
	Backbone	Volta	Total
Revenues	$6,870	502	$7,372
Cost of sales	7,189	317	7,506
Gross profit (loss)	(319)	185	(134)
General and administrative expenses	1,283	88	1,371
Loss on disposal of property, plant and equipment	707	-	707
Gain on disposition of digital assets	(23)	-	(23)
Net financial expenses (income)	1,551	(6)	1,545
Income (loss) before income taxes	$(3,837)	$103	$(3,734)

	Six months ended June 30, 2021
	Backbone	Volta	Total
Revenues*	$63,215	$1,904	$65,119
Cost of sales	20,744	1,708	22,452
Gross profit	42,471	196	42,667
General and administrative expenses	13,119	307	13,426
Gain on disposition of digital assets	(25)	-	(25)
Gain on disposal of property, plant and equipment	(163)	(2)	(165)
Loss on revaluation of digital assets	14,885	-	14,885
Net financial expenses	24,540	12	24,552
Loss before income taxes	$(9,885)	$(121)	$(10,006)

*	Included in Backbone revenues for the six months ended June 30, 2021, are hosting revenues of $673 (six months ended June 30, 2020 - $nil).

23

BITFARMS LTD.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars, except for data relating to quantity of PPE, shares, warrants and digital assets)

NOTE 15: REPORTABLE SEGMENTS (Cont)

	Six months ended June 30, 2020
	Backbone	Volta	Total
Revenues	$15,594	990	$16,584
Cost of sales	14,674	749	15,423
Gross profit	920	241	1,161
Gain on disposition of digital assets	(23)	-	(23)
General and administrative expenses	3,865	228	4,093
Loss on disposal of property, plant and equipment	707	-	707
Net financial expenses	2,560	7	2,567
Segment profit (loss)	$(6,189)	$6	$(6,183)
Unallocated corporate expenses, net			83
Loss before income taxes			$(6,266)

NOTE 16: ADDITIONAL DETAILS TO THE STATEMENT OF CASH FLOWS

	Six months ended June 30,
	2021	2020
Changes in working capital components:
Decrease in trade receivables, net	$223	$193
Decrease (increase) in other current assets	(2,529)	550
Increase in electrical component inventory	(153)	(15)
Decrease (increase) in long-term deposits	(145)	121
Increase (decrease) in trade payables and accrued liabilities	3,111	(487)
Increase in taxes payable	1,790	67
	$2,297	$429
Significant non-cash transactions:
Addition of right-of-use assets, property, plant and equipment and related lease liabilities	$7,786	$36
Purchase of property, plant and equipment financed by short-term credit	$1,201	$819
Extinguishment of warrant liability and long-term debt through share issuance	$24,322	$-

Certain figures in the comparative period Interim Condensed Consolidated Statements of Cash Flows have been reclassified to meet the current presentation.

NOTE 17: SUBSEQUENT EVENTS

Warrant exercise

In August 2021, 5,404,625 warrants related to the private placement closed on February 7, 2021, were exercised resulting in the issuance of 5,404,625 common shares for proceeds of approximately $16,268.

24